SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

860372101
(CUSIP Number)

August 24, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860372101	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,721 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,721 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,721 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Highbridge Statistical Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,378 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,378 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,378 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,099 shares of Common Stock Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,099 shares of Common Stock Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,099 shares of Common Stock Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,099 shares of Common Stock Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,099 shares of Common Stock Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,099 shares of Common Stock Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	13G	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Stewart Information Services Corporation, a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1980 Post Oak Blvd., Houston TX 77056

Item 2 (a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)
Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

(ii)
STAR L.P. (a statistical arbitrage strategy)
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

(iii)
Highbridge Statistical Opportunities Master Fund, L.P.
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

(iv)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(v)	Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

CUSIP No. 860372101	13G	Page 8 of 12 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, $1 par value (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:
860372101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC holds Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock (the “Convertible Senior Notes”); (ii) STAR L.P. (a statistical arbitrage strategy) holds 17,721 shares of Common Stock; (iii) Highbridge Statistical Opportunities Master Fund, L.P. holds 17,378 shares of Common Stock; and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 35,099 shares of Common Stock and Convertible Senior Notes due October 15, 2014, convertible into 955,047 shares of Common Stock held by Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P.

CUSIP No. 860372101	13G	Page 9 of 12 Pages

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by, or underlying Convertible Senior Notes held by, another Reporting Person.

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon  18,301,973 shares of Common Stock issued and outstanding as of August 3, 2012, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the Securities and Exchange Commission on August 3, 2012.  Therefore, as of the date hereof, based on the Company’s outstanding shares of Common Stock and, for the purposes of clauses (i) and (iv) below, assuming the conversion of the Convertible Senior Notes, (i) Highbridge International LLC may be deemed to beneficially own approximately 4.96% of the outstanding shares of Common Stock of the Company; (ii) STAR L.P. (a statistical arbitrage strategy) may be deemed to beneficially own approximately 0.10% of the outstanding shares of Common Stock of the Company; (iii) Highbridge Convertible Opportunities Master Fund, L.P. may be deemed to beneficially own approximately 0.09% of the outstanding shares of Common Stock of the Company; and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 5.14% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by, or underlying Convertible Senior Notes held by, another Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

CUSIP No. 860372101	13G	Page 10 of 12 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:
Joint Filing Agreement, dated as of August 31, 2012, by and among Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy), Highbridge Statistical Opportunities Master Fund, L.P., Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 860372101	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 31, 2012

HIGHBRIDGE INTERNATIONAL LLC			STAR L.P. (a statistical arbitrage strategy)

By:	Highbridge Capital Management, LLC its Trading Manager		By	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva		By:	/s/ John Oliva
	Name:	John Oliva		Name:	John Oliva
	Title:	Managing Director		Title:	Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P			HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	Highbridge Capital Management, LLC its Trading Manager		By:	/s/ John Oliva
				Name:	John Oliva
				Title:	Managing Director
By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 860372101	13G	Page 12 of 12 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $1 par value, of Stewart Information Services Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: August 31, 2012

HIGHBRIDGE INTERNATIONAL LLC			STAR L.P. (a statistical arbitrage strategy)

By:	Highbridge Capital Management, LLC its Trading Manager		By	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva		By:	/s/ John Oliva
	Name:	John Oliva		Name:	John Oliva
	Title:	Managing Director		Title:	Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P			HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	Highbridge Capital Management, LLC its Trading Manager		By:	/s/ John Oliva
				Name:	John Oliva
				Title:	Managing Director
By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN